FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ...............).

HSBC HOLDINGS PLC
7 December 2016
Notification of Transactions of Persons Discharging Managerial Responsibilities
On 6 December 2016 Iain Mackay sold 87,100 ordinary shares of US$0.50 at £6.5184.
The following disclosure is made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.
1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person				Iain Mackay

2 - Reason for the notification
Position/status				Group Finance Director

Initial notification/amendment				Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc MLU0ZO3ML4LN2LL2TL39

Legal Entity Identifier code
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2016-12-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - Great British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.52	87,100	£567,752.64
		Aggregated	£6.518	87,100	£567,752.64

For any queries related to this notification please contact:
Lauren Brown
Shareholder Services Team
020 7992 3761

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 07 December 2016